EXHIBIT 99.1

Quantum BioPharma Ltd. Announces Results of Annual General and Special Meeting of Shareholders

TORONTO, Sept. 29, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (Upstream: QNTM) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, is pleased to announce today the results of its annual general and special meeting of shareholders, held on Friday, September 26, 2025 in person at 801-1 Adelaide Street East, Toronto, ON M5C 2V9 (“AGSM”).

There were shareholders represented in person or by proxy at the AGSM holding 12 class A multiple voting shares (the “Class A Multiple Voting Shares”) and 1,769,228 class B subordinate voting shares (the “Class B Subordinate Voting Shares”), representing 100% and 46.352% of the votes attached to the Class A Multiple Voting Shares and Class B Subordinate Voting Shares, respectively, with each Class A Multiple Voting Share entitling the holders thereof to 276,660 votes on all matters.

Each nominee listed in the Company’s management information circular dated August 14, 2025, was elected as a director of the Company. Each director will serve until the next annual meeting of shareholders or until his or her successor is duly elected or appointed. The results of which were as follows:

Nominee	Votes For	% Votes For
Anthony Durkacz	4,200,352	99.809%
Zeeshan Saeed	4,194,933	99.680%
Dr. Lakshmi P. Kotra	4,198,379	99.833%
Adnan Bashir	4,192,338	99.692%
Terry Lynch	4,197,772	99.819%
Michael (Zappy) Zapolin	4,197,828	99.820%
Dr. Eric Hoskins	4,198,027	99.825%

In addition, at the AGSM, the shareholders also: (i) re-appointed MNP LLP as the Company’s auditor (the “Auditor”) and authorized the directors to fix the Auditor’s remuneration; and (ii) the holders of Class B Subordinate Voting Shares, exclusive of Class B Subordinate Voting Shares held by holders of Class A Multiple Voting Shares, passed an ordinary resolution authorizing the Board to approve, in its sole discretion, the issuance of up to an additional 56 Class A Multiple Voting Shares until the Company’s next annual meeting, as further described in the Circular (the “Class A Multiple Voting Shares Issuance Resolution”).

Resolution	Votes For:		Votes Withheld:		Votes Against:
	Number	Percentage	Number	Percentage	Number	Percentage
Re-appointment of Auditor	5,068,184	99.588%	20,963	0.412%	0	0.000%
Approval of Class A Multiple Voting Shares Issuance Resolution	808,461	90.992%	0	0.000%	80,037	9.008%

For more information on these matters and capitalized terms used in this press release but not defined herein, please refer to the Company’s management information circular dated August 14, 2025, on SEDAR+ at www.sedarplus.ca. Details of the Company's report of voting results are available under the Company's SEDAR+ profile.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), now Unbuzzd Wellness Inc., led by industry veterans. Quantum BioPharma retains ownership of 20.10% (as of June 30, 2025) of Unbuzzd Wellness Inc. at www.unbuzzd.com. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information visit www.quantumbiopharma.com

Forward Looking Information

This press release contains “forward-looking statements” within the meaning of applicable securities laws, including statements regarding the Board’s discretion to approve the issuance of up to 56 additional Class A Multiple Voting Shares until the Company’s next annual meeting and the Company’s business goals. Forward-looking statements are based on assumptions that the Company believes are reasonable as at the date hereof, including assumptions regarding market conditions, corporate approvals, compliance with applicable stock exchange and corporate law requirements, and the continuity of the Company’s strategy. Forward-looking statements are inherently subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including risks related to regulatory and stock exchange approvals, timing and implementation of corporate actions, dilution, market volatility, financing availability, and the factors discussed under “Risk Factors” in the Company’s filings on SEDAR+ and EDGAR. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements, of which assumptions include: the Company will satisfy all applicable listing and regulatory requirements of the Canadian Securities Exchange and Nasdaq-CM on an ongoing basis; the ability of the Company to receive regulatory approval for the resolutions that were approved at the AGSM; the fact that the drug development efforts of the Company and Lucid are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of the Company and Lucid may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of the Company and Lucid; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of the Company and Lucid; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of the Company and Lucid; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected or impacted by unforeseen issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of the Company and Lucid; the Company's inability to realize upon the benefits, claims, and timelines with respect to unbuzzd™; the Company's inability to realize upon the stated benefit from the partnerships of Unbuzzd Wellness Inc.; the Company's inability to carryout its business and goals, including the continued research and development of Lucid-MS, unbuzzd™, novel formulations for alcohol misuse disorders, and treatments for use in the healthcare sector; the Board will exercise its discretion to approve the issuance of up to 56 additional Class A Multiple Voting Shares prior to the Company’s next annual meeting; and the Company's inability to maintain its strategic investment portfolio. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the timing and ability to satisfy all applicable listing and regulatory requirements of the Canadian Securities Exchange and Nasdaq-CM; reliance on management and key personnel; the fact that the drug development efforts of the Company and Lucid are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of the Company and Lucid may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of the Company and Lucid; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of the Company and Lucid; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of the Company and Lucid; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected or impacted by unforeseen issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of the Company and Lucid; the Company's inability to realize upon the benefits, claims, and timelines with respect to unbuzzd™; the Company's inability to realize upon the stated benefit from the partnerships of Unbuzzd Wellness Inc.; the Company's inability to carryout its business and goals, including the continued research and development of Lucid-MS, unbuzzd™, novel formulations for alcohol misuse disorders, and treatments for use in the healthcare sector; the Board’s discretion and ability to approve the issuance of up to 56 additional Class A Multiple Voting Shares prior to the Company’s next annual meeting; and the Company's inability to maintain its strategic investment portfolio. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

The Company makes no medical, treatment or health benefit claims about unbuzzd™. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated any claims regarding unbuzzd™. The efficacy of such products have not been confirmed by approved research. Rigorous scientific research and clinical trials are needed. No clinical trials for the use of the Company's proposed products have been conducted. Any references to quality, consistency, efficacy and safety of potential products do not imply that the Company verified such in clinical trials or that the Company will complete such trials.

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General inquiries: info@QuantumBioPharma.com